UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement

On July 15, 2025, NWTN Inc., a Cayman Islands exempted company (“NWTN”), entered into a share purchase agreement (the “SPA”) with SEET LLC. (“SEET”), a company duly organized and existing under the laws of United Arab Emirates (“UAE”). Pursuant to the SPA, NWTN will acquire from SEET 100% equity interest in a special purpose vehicle, which will be established by SEET and operating in the UAE’s power management and technology sector (the “Target”). Concurrently, SEET will subscribe NWTN’s Class B ordinary shares equal to $100 million (the “Consideration Shares”) divided by the average closing price over the five days before signing of the SPA, rounded down to the nearest whole share (such transaction, the “Transaction”). The Consideration Shares to SEET are subject to a three-year lock-up from the closing of the Transaction (the “Closing”) with staged releases: 20% on the first anniversary, 40% on the second anniversary, and the final 40% on the third anniversary.

The Transaction is contingent on certain closing conditions, including, but not limited to, the Target’s delivery of audited, net debt-free certification five (5) prior to the Closing, completion of satisfactory due diligence by NWTN, all necessary regulatory and corporate approvals, and, if required, SEET amending its name to demonstrate governmental affiliation. The Closing is scheduled within 30 days of the SPA’s effective date, or as otherwise agreed.

During the period from the date of the SPA and the Closing, SEET must ensure that the Target operates in the ordinary course of business, maintain its business operations and key relationships, and avoid actions that could materially impair its value or hinder the Transaction.

In the event that SEET holds 5% or more of NWTN’s Class B ordinary shares after the Closing, it may nominate two (2) executive directors or observers to NWTN’s board of directors. Under the SPA, SEET is entitled to registration rights for resale of shares and cost-sharing on transfer taxes.

The SPA may be terminated by mutual consent, by either party if the Closing does not occur within 90 days, by NWTN if unresolved material issues are found during due diligence, or by written notice if any losing condition is unmet. The SPA also contains other customary terms and provisions.

The foregoing summary of the SPA is not complete and is subject to, and qualified in its entirety by, the provisions of the SPA, which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	Share Purchase Agreement, dated July 15, 2025, by and between NWTN Inc. and SEET LLC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 17, 2025

NWTN Inc.

By:	/s/ Benjamin Bin Zhai
Name:	Benjamin Bin Zhai
Title:	Chief Executive Officer

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